Exhibit 99.1

Golden Star Announces Year End 2013 Conference Call and Webcast

Toronto, ON - February 12, 2014 - Golden Star Resources Ltd. ("Golden Star" or the "Company") will be releasing its year end 2013 results on 19 February 2014 after market close. The Company will conduct a conference call and webcast to discuss these results on 20 February 2014 at 10:00 am Eastern Time.

The call can be accessed by telephone or by webcast as follows:
Participants - Toll free: 888-264-8893
Participants - Toll: 913-312-1495
Participant Passcode (all numbers): 5575655
Webcast: www.gsr.com

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference.

A recording of the conference call will be available until 7 March 2014 by dialing:
Toll Free: 888-203-1112
Toll: 719-457-0820
Replay Passcode: 5575655
The webcast will also be available after the call at www.gsr.com

Company Profile
Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information on the Company, please visit www.gsr.com.

For further information, please contact:

Angela Parr, Director Investor Relations
416-583-3815

investor@gsr.com

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9